January 14, 2025

Helaine Kaplan
President and Managing Director
Deutsche Mortgage & Asset Receiving Corporation
1 Columbus Circle
New York, New York 10019

       Re: Deutsche Mortgage & Asset Receiving Corporation
           Registration Statement on Form SF-3
           Filed December 17, 2024
           File No. 333-283864
Dear Helaine Kaplan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
 January 14, 2025
Page 2
Risk Factors
[Condominium Ownership May Limit Use and Improvements, page 80

2. We note your bracketed disclosure on page 81 regarding condominium regimes established with respect to land only. Please revise your disclosure to describe the specific risks that a land condominium would pose to investors, and explain how such risks differ from those disclosed with respect to condominiums generally. Refer to Item 105 of Regulation S-K.
Concentration Based on Property Type, Geography, Related Borrowers and Other Factors
May Disproportionately Increase Losses, page 83

3. We note your disclosure regarding the risks associated with concentrations of mortgaged properties in particular geographic areas. Please revise your form of prospectus to include bracketed disclosure indicating that, if 10% or more of the mortgaged properties are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. Refer to Item
       1111(b)(14) of Regulation AB.
Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions, page 96

4. We note your cross-references here and elsewhere in your form of prospectus to a risk
       factor entitled "   Special Risks   Current Coronavirus Pandemic Has
Adversely
       Affected the Global Economy..." However, this risk factor is not included in your form of prospectus. Please update or delete these cross-references, as appropriate.
Asset Review Vote, page 344

5. Please revise your disclosure regarding the 5% threshold of investors required to initiate an asset review vote to clarify that certificates held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether
       5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of
       Release No. 33-9638 (the "Regulation AB II Adopting Release") (stating that the maximum percentage of investors' interest in the pool required to initiate the vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).
Limitation on Rights of Certificateholders to Institute a Proceeding, page 372

6. We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. Please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

7.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
 January 14, 2025
Page 3

Form 8-K of Benchmark 2023-B38 Mortgage Trust (Filed May 3, 2023), page 2

8. This Form 8-K includes disclosure in response to Item 8.01 (Other Events) regarding the replacement of the special servicer for the One Campus Martius Mortgage Loan, an asset of the issuing entity that is part of a loan combination serviced and administered under the pooling and servicing agreement for Benchmark 2022-B36
       Mortgage Trust. Please tell us why this servicer change was not instead reported in response to Item 6.02 (Change of Servicer or Trustee), along with the required disclosure regarding the circumstances surrounding the change and the information required by Items 1108(b) through (d) of Regulation AB with respect to the successor servicer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Benjamin Meeks at 202-551-7146 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance